UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

WILLSCOT CORPORATION

(Name of Subject Company and Filing Person (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

971375 118

(CUSIP Number of Class of Securities)

Bradley L. Bacon

Vice President, General Counsel & Corporate Secretary

WillScot Corporation

901 S. Bond Street, Suite 600

Baltimore, MD 21231

(410) 931-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

William F. Schwitter

Jeffrey J. Pellegrino

Allen & Overy LLP

1221 Avenue of the Americas

New York, NY, 10020

(212) 610-6300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$184,174,189.10	$22,321.91

(1)         The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. WillScot Corporation (the “Company”) is offering holders of a total of 69,499,694 (representing 50,899,693 Public Warrants and 18,600,001 Private Warrants (each as defined below) outstanding as of November 6, 2018 issued by the Company the opportunity to exchange such warrants for shares of Class A common stock, par value $0.0001 per share (the “Common Stock”), of the Company by tendering 0.18182 shares of Common Stock in exchange for each warrant. The transaction value was determined by using the last reported sales price of the publicly traded warrants of the Company as reported by the OTC Markets Group Inc. on November 6, 2018 which was $2.65.

(2)         The amount of the filing fee assumes that 69,499,694 outstanding warrants of the Company will be exchanged and is calculated pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, and as modified by Fee Rate Advisory #1 for Fiscal Year 2019, and equals $121.20 for each $1,000,000 of the transaction value.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24,029.80	Filing Party: WillScot Corporation
Form or Registration No.: Form S-4	Date Filed: November 8, 2018

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by WillScot Corporation (the “Company,” “us” or “we”), a Delaware corporation. This Schedule TO relates to an offer by the Company to each of its warrant holders described below to receive 0.18182 shares of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of the Company in exchange for every outstanding Warrant (as defined below) of the Company tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated November 8, 2018 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B).

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is WillScot Corporation. The Company’s principal executive offices are located at 901 S. Bond Street, Suite 600 Baltimore, MD 21231, and its telephone number at such offices is (410) 931-6000.

(b) Securities. The subject securities include:

(i) the Company’s public warrants to purchase Common Stock (the “Public Warrants”) that were issued as part of the units offered in Double Eagle’s initial public offering, pursuant to the warrant agreement dated September 10, 2015, between Continental Stock Transfer & Trust Company, as warrant agent, and Double Eagle (the “Warrant Agreement”). Registered warrant holders are entitled to purchase one-half of one share of the Company’s Common Stock for a purchase price of $5.75 per half share ($11.50 per whole share), subject to adjustment, at any time; and

(ii) the Company’s warrants to purchase Common Stock that were issued in a private placement that occurred simultaneously with Double Eagle’s initial public offering (the “Private Warrants”), pursuant to the Warrant Agreement. The Terms of the Private Warrants are identical to the Public Warrants, except that such Private Warrants held by the initial holders, their affiliates or certain permitted transferees may be exercised for cash or on a cashless basis and will not be redeemable by us.

The Public Warrants and Private Warrants are referred to collectively herein as the “Warrants.” As of November 6, 2018, there were an aggregate of 50,899,693 Public Warrants and 18,600,001 Private Warrants outstanding.

(c) Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer— Market Price, Dividends and Related Shareholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s directors and executive officers as of November 6, 2018 are listed in the table below.

Name	Position
Gerard E. Holthaus	Director (non-executive chairman)
Mark S. Bartlett	Director
Gary Lindsay	Director
Stephen Robertson	Director
Fredric D. Rosen	Director
Jeff Sagansky	Director
Bradley L. Soultz	President, Chief Executive Officer and Director
Timothy D. Boswell	Chief Financial Officer
Bradley L. Bacon	Vice President, General Counsel & Corporate Secretary
Sally J. Shanks	Chief Accounting Officer & Treasurer

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer— Interests of Directors and Others” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer” is incorporated herein by reference.

(b) Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer— Interests of

Directors and Others” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer— Transactions and Agreements Concerning Our Securities” and Description of Capital Stock” is incorporated herein by reference. The information set forth in the section of our Annual Report on Form 10-K, filed with the SEC on March 16, 2017 (the “2017 10-K”), entitled “Certain Relationships and Related Person Transactions” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer — Background and Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer — Background and Purpose of the Offer” is incorporated herein by reference.

(c) Plans. Except as described in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors,” “The Offer,” and “Description of Capital Stock,” and in the sections of the 2017 10-K entitled “Business of WillScot and Certain Information About WillScot” and “Certain Relationships and Related Person Transactions” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from the Nasdaq Capital Market; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (except to the extent the results of the Offer impact such eligibility with respect to the Public Warrants); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer— Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer— Interests of Directors and Others” is incorporated herein by reference.

(b) Securities Transactions.

On September 17, 2018, Double Eagle Acquisition LLC (“DEAL”) made a pro rata distribution to its members of 4,850,000 Private Warrants, of which 3,880,000 were distributed to Mr. Jeff Sagansky, a member of the board of directors of the Company. As managing member of DEAL, Mr. Jeff Sagansky may be deemed the beneficial owner of the securities held by DEAL.

On September 18, 2018, Mr. Fredric Rosen, a member of the board of directors of the Company, sold 1,300,000 Private Warrants, of which 1,000,000 were sold to Mr. Jeff Sagansky.

Otherwise, except as set forth in the section of the 2017 10-K entitled “Certain Relationships and Related Person Transactions,” which is incorporated by reference herein, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Company’s Warrants in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer— Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the dealer manager, the information agent or the exchange agent for the Offer is making any recommendation as to whether holders of Warrants should tender Warrants for exchange in the Offer.

Item 10. Financial Statements.

(a) Financial Information. The financial information included as Item 8 in the 2017 10-K, as well as the financial statements and other financial information included as Part I—Item 1 in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31,  2018 and the financial statements and other financial information included as Part I—Item 1 in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30,  2018, is incorporated herein by reference. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer—Agreements, Regulatory Requirements and Legal Proceedings” and “Certain Relationships and Related Person Transactions” is incorporated herein by reference.

(2) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer—Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) None.

(c) Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange that is included in the Registration Statement on Form S-4 filed by the Company with the SEC on November 8, 2018

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by the Company with the SEC on November 8, 2018)

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by the Company with the SEC on November 8, 2018)

(a)(1)(D)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by the Company with the SEC on November 8, 2018)

(a)(1)(E)

Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by the Company with the SEC on November 8, 2018)

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A))

(a)(5)	Not applicable

(b)	Not applicable

(d)(i)	Certificate of Incorporation of WillScot Corporation (incorporated by reference to Exhibit 3.1 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(ii)

Certificate of Ownership and Merger of WillScot Sub Corporation into Double Eagle Acquisition Corp. (incorporated by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(iii)	Bylaws of WillScot Corporation (incorporated by reference to Exhibit 3.3 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(iv)	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(v)	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.2 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(vi)

Warrant Agreement dated as of September 10, 2015 between Double Eagle Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.3 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(vii)

Private Placement Warrant Purchase Agreement dated September 10, 2015 among Double Eagle Acquisition Corp., Double Eagle Acquisition LLC, Harry E. Sloan, Dennis A. Miller, James M. McNamara, Fredric D. Rosen, the Sara L. Rosen Trust, the Samuel N. Rosen 2015 Trust and the Fredric D. Rosen IRA (incorporated by reference to Exhibit 10.1 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(viii)

Registration Rights Agreement dated as of September 10, 2015 among Double Eagle Acquisition Corp., Double Eagle Acquisition LLC and the Holders signatory thereto (incorporated by reference to Exhibit 10.2 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018).

(d)(ix)

Subscription Agreement dated November 29, 2017 by and between WillScot Corporation and Sapphire Holding S.á r.l. (incorporated by reference to Exhibit 10.4 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(x)

Earnout Agreement dated November 29, 2017 by and among Sapphire Holding S.á r.l., Double Eagle Acquisition LLC and Harry E. Sloan (incorporated by reference to Exhibit 10.5 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(xi)

Escrow Agreement dated November 29, 2017 by and among WillScot Corporation, Sapphire Holding S.á r.l., Double Eagle Acquisition LLC and Harry E. Sloan and the escrow agent named therein (incorporated by reference to Exhibit 10.6 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(xii)

Amended and Restated Registration Rights Agreement dated November 29, 2017 by and among WillScot Corporation, Sapphire Holding S.á r.l., Algeco/Scotsman Holdings S.á r.l., Double Eagle Acquisition LLC and the other parties named therein (incorporated by reference to Exhibit 10.7 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(xiii)

Shareholders Agreement dated November 29, 2017 by and among WillScot Corporation, Williams Scotsman Holdings Corp., Algeco Scotsman Global S.á r.l., and Algeco Scotsman Holdings Kft. (incorporated by reference to Exhibit 10.8 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(xiv)

Exchange Agreement dated November 29, 2017 by and among WillScot Corporation, Williams Scotsman Holdings Corp., Algeco Scotsman Global S.á r.l., and Algeco Scotsman Holdings Kft. (incorporated by reference to Exhibit 10.9 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(xv)

Equity Commitment Letter between Double Eagle Acquisition Corp. and TDR Capital II Holdings L.P., dated as of August 21, 2017 (incorporated by reference to Exhibit 10.10 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(xvi)	Amended Equity Commitment Letter among Double Eagle Acquisition Corp. and TDR Capital II

Holdings L.P., dated as of November 6, 2017 (incorporated by reference to Exhibit 10.11 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(xvii)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.12 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(xviii)	WillScot 2017 Incentive Award Plan (incorporated by reference to Exhibit 10.13 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(xix)	Employment Agreement with Bradley L. Soultz (incorporated by reference to Exhibit 10.14 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(xx)	Employment Agreement with Timothy D. Boswell (incorporated by reference to Exhibit 10.15 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(xxi)	Employment Letter with Bradley L. Bacon (incorporated by reference to Exhibit 10.16 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(xxii)	Employment Letter with Sally Shanks dated August 23, 2017 (incorporated by reference to Exhibit 10.17 of the Company’s Annual Report on Form 10-K, filed on March 16, 2018)

(d)(xxiii)	Form of Nonqualified Stock Option Award Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed on March 26, 2018)

(d)(xxiv)	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K, filed on March 26, 2018)

(d)(xxv)

Warrant Agreement dated as of August 15, 2018 by and between WillScot Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K, filed on August 16, 2018)

(d)(xxvi)

Registration Rights Agreement dated July 26, 2018 by and among WillScot Corporation and the investor parties named therein (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed on August 16, 2018)

(g)	Not applicable

(h)	Not applicable

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLSCOT CORPORATION

By:	/s/ Bradley L. Bacon
Bradley L. Bacon
Vice President, General Counsel and Corporate Secretary

Dated: November 8, 2018